March 13, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Cara Lubit

Mr. Hugh West

Re:	NATIONAL HOLDINGS CORP

Form 10-K for the fiscal year ended September 30, 2019

Filed December 30, 2019

File No. 001-12629

Ladies and Gentlemen:

National Holdings Corporation (“National” or the “Company”), submits this letter in response to the comments regarding the above referenced filing contained in a letter dated February 11, 2020, from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), to Glenn C. Worman, President and Chief Financial Officer of National. The Company’s responses are set forth below and are keyed to the numbering of the comments and headings used in the Staff’s letter. For your reference, the Staff’s comments are reproduced in italics and the Company’s responses are set forth below such comment in standard type.

The Company’s response is as follows:

Form 10-K for the fiscal year ended September 30, 2019

Note 13 – Commitments and Contingencies

Litigation and Regulatory Matters, page F-26

1.

We note your disclosures on page F-27 regarding litigation matters, including your statement that you cannot predict with certainty eventual loss or range of loss. Please revise your disclosure in future filings to provide an estimate of the possible loss or range of loss if an exposure to loss exists in excess of amounts accrued. If such an estimate cannot be made, include a definitive statement to that effect for matters discussed. Refer to ASC 450-20-50-4.

Response:

The Company will revise its disclosure in future filings to provide an estimate of the possible loss or range of loss if an exposure to loss exists in excess of amounts accrued. If such an estimate cannot be made, the Company will include a definitive statement to that effect for matters discussed.

Note 23 – Subsequent Event

Winslow, Evans & Crocker Acquisition, page F-27

2.

We note your disclosure regarding the acquisition of Winslow, Evans & Crocker, and its affiliates ("WEC"). Please tell us the results of your significance tests for purposes of Article 11 and Rule 3-05 of Regulation S-X. In addition, ASC 805 does not provide a materiality threshold for its required pro forma disclosures; please ensure your future filings include all required disclosures.

Response:

When a registrant consummates or it is probable that it will consummate a significant business acquisition, Article 11 and Rule 3-05 of Regulation S-X may require the filing of certain financial statements with respect to the acquired or to be acquired business. The determination as to whether an acquisition represents a “significant” business acquisition involves three tests:

A.	Asset Test: Compare National’s share of WEC’s total assets to National’s consolidated total assets.

B.	Investment Test: Compare total GAAP purchase price of WEC to National’s consolidated total assets.

C.	Income Test: Compare National’s equity in WEC’s income from continuing operations before taxes, extraordinary items and cumulative effect of a change in accounting principle to that of National’s.

All three tests must be performed, and the one that results in the highest significance level will determine the financial statement periods that must be presented. The threshold begins at 20% for such financial statement requirements. The below table presents the results of the significance tests performed as of and for the fiscal year ended December 31, 2018 for WEC and as of and for the fiscal year ended September 30, 2019 for National.

	Test
(in millions)	WEC	National	Result
Asset Test	$4.6	$81.2	6%
Investment Test	8.1	81.2	10%
Income Test	(0.3)	3.8[1]	7%

1 Represents average pre-tax income for last five fiscal years because pre-tax income for most recent fiscal year ended September 30, 2019 is 10% or more lower than such average.

As the WEC acquisition does not meet the 20% threshold noted above, the disclosure of audited financial statements and pro forma information in accordance with Article 11 and Rule 3-05 of Regulation S-X is not required.

The Company will include required ASC 805 disclosure in future filings.

If you require additional information, please telephone the undersigned at 212-417-8150.

Sincerely,

/s/ Glenn C. Worman

Glenn C. Worman

President and Chief Financial Officer

cc:	Wilmer Cutler Pickering Hale and Dorr LLP Andrew Goldman, Esq. Jeffrey A. Stein, Esq.

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